

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 24, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Rick A. Paternostro
Chief Financial Officer
Servidyne, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339

      RE: Form 10-K for the fiscal year ended April 30, 2008
               Form 10-Q for the period ended January 31, 2009
                  File No. 0-10146

Dear Mr. Paternostro:

      We have reviewed your response letter dated April 22, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED APRIL 30, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Critical Accounting Policies

Valuation Of Goodwill and Other Intangible Assets, page 23

2. We note your response to prior comments 2 and 3. Given that you have recorded
    recurring net losses in the BPE segment for each of the three years ended April 30,
    2008 and the nine months ended January 31, 2009, please help us further understand
    your testing of goodwill for impairment, including how you determined the fair value
    of the BPE Segment. In this regard, please provide us with a summary of your
    goodwill impairment analysis which shows the estimated cash flows for each year,
    how you arrived at the estimated cash flows for each year, and how you arrived at the
    estimated fair value under each of the three cases using these estimated cash flows.
    Aside from your revenue growth rates and discount rates, please provide us with a
    summary of any other significant estimates and assumptions that you have used in
    your analysis and your basis for these significant estimates and assumptions. For
    example, if the gross margins used in the analysis are significantly different than
    historical gross margins, you should clearly explain your basis for using these gross
    margins in the analysis.

3. Given the deterioration in the general economy that you refer to, the delays in
    receiving orders that you are experiencing, and your historical revenue increases of
    only 11% in 2007 and 2008 and a revenue decrease of 21% during the nine months
    ended January 31, 2009, please help us better understand your basis for using a
    revenue growth rate of 36.5% in 2010 as well as the revenue growth rates used in the
    remaining years. In this regard, please address the following:
    - Backlog for the BPE Segment was at a record $11.3 million as of January 31,
      2009. Please tell us the amount of this backlog for which customers can cancel
      their orders as well as your historical experience with customers cancelling these
      orders;
    - Please tell us whether any of the verbal commitments or outstanding proposals
      that you estimated in your analysis have subsequently resulted in signed, written
      commitments. If so, please tell us the corresponding amounts;
    - Please help us understand why you are using the same revenue growth rate of
      36.5% in 2010 for all three of your case scenarios, including your lower growth
      case; and
    - Please help us understand how you arrived at the estimated revenue growth rates
      in years subsequent to 2010. In this regard, the growth rates used in the analysis
      for 2011 through 2013 also all exceed your recent historical revenue growth rates.

4. Given that the comparable companies you identify appear to be significantly larger
    than your BPE segment in terms of revenues and assets, please tell us how you
    determined the amount by which to adjust the financial multiples of these comparable
    companies.

5. We note your response to prior comment 4. In a similar manner to your discussion of the discount rates used in your analysis, please also disclose the actual revenue growth rates used in your analysis and your basis for these rates in light of historical revenue growth rates.

FORM 10-Q FOR THE QUARTER ENDED JANUARY 31, 2009

General

6. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief